EXHIBIT 99.4

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
1200 205 — 5th Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Agrium Inc.
We consent to the use of our report dated February 22, 2006 on the consolidated balance sheets of Agrium Inc. as at December 31, 2005 and 2004 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005 and our Comments for U.S. Readers on Canada-U.S. Reporting Difference, both of which are incorporated by reference in this annual report on Form 40-F of the Corporation for the year ended December 31, 2005.

Signed “KPMG LLP”
Chartered Accountants

Calgary, Alberta
February 22, 2006